OSNOVUM

YEAR ENDED DECEMBER 31, 2024

Dennis K. Meservy
CERTIFIED PUBLIC ACCOUNTANT

601 E. CHARLESTON BLVD., STE. 101
LAS VEGAS, NV 89104-1508

(CPA)

OSNOVUM

YEAR ENDED DECEMBER 31, 2024

See Independent Accountant's Review Report

CONTENTS

	Page
Independent accountant's report	1-2
Financial statements:	
Balance sheet	3
Statement of income and retained earnings	4
Statement of stockholders' equity	5
Statement of cash flows	6
Notes to financial statements	7-8


Member
American Institute of
Certified Public Accountants

Member
Nevada Society of
Certified Public Accountants

Dennis K. Meservy

Certified Public Accountant
(CPA)℠

601 E. Charleston Blvd., Ste. 101
Las Vegas, Nevada 89104-1508

(702) 385-7080
Fax (702) 385-7744


INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OsNovum
Las Vegas, Nevada

I have reviewed the accompanying financial statements of OsNovum, which comprise the balance sheet as of December 31, 2024, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is a substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of OsNovum and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order of them to be in accordance with accounting principles generally accepted in the United States of America.

Dennis K. Moss

Las Vegas, Nevada

June 11, 2025

OSNOVUM

BALANCE SHEET

December 31, 2024

See Independent Accountant's Review Report

ASSETS

Current assets:		
Cash in checking	$	9,366
Cash in savings		74
Total current assets		9,440
Total assets	$	9,440

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Liabilities	$	0
Total current liabilities		0
Shareholder loan payable		0
Total liabilities		0
Common stock, $.00001 per share, 537,000 shares authorized and 0 shares outstanding		0
Preferred stock, $.00001 per share, 37,000 shares authorized and 10,049 shares outstanding (Note 1)		0
Additional paid in capital (Note 1)		279,035
Retained earnings		(269,595)
Total stockholders' equity		9,440
Total liabilities and stockholders' equity	$	9,440

The accompanying notes are an integral
part of these financial statements

3

OSNOVUM

STATEMENT OF INCOME AND

RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2024

See Independent Accountant's Review Report

	12-31-24
Revenues:	
Revenues	$ 0
Interest income	0
Total revenues:	0
Expenses:	
Bank charges and stock sales fees	5,350
Computer and internet	(51)
Professional fees	8,110
Subcontractor	42,405
Total expenses	55,814
Net income (loss)	(55,814)
Retained earnings, January 1	(213,781)
Retained earnings, December 31	$ (269,595)

The accompanying notes are an integral
part of these financial statements

4

OSNOVUM

STATEMENT OF STOCKHOLDERS'EQUITY

YEAR ENDED DECEMBER 31, 2024

See Independent Accountant's Review Report

	Common Stock	Preferred Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at January 1, 2024	$ 0	$ 0	$209,275	$ (213,781)	$ (4,506)
Additional paid in capital			69,760		69,760
Net income (loss)				(55,814)	(55,814)
Balances at December 31, 2024	$ 0	$ 0	$279,035	$ (269,595)	$ 9,440

The accompanying notes are an integral
part of these financial statements

5

OSNOVUM

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024

See Independent Accountant's Review Report

Cash flows from operating activities:	
Net income (loss)	$ (55,814)
Adjustments to reconcile net income to net cash provided in operating activities:	
Accounts receivable, decrease	0
Accounts payable increase	0
Net cash used by operating activities	(55,814)
Cash flows from investing activities:	
Net cash used by investing activities	0
Cash flows from financing activities:	
Shareholder loan payable decrease	(4,643)
Proceed from sale of stock	69,760
Net cash provided by financing activities	65,117
Net decrease in cash	9,303
Cash, January 1	137
Cash, Decedmber 31	$ 9,440

Supplementary Disclosures:
  Interest paid during year:
    Interest expense $ 0

The accompanying notes are an integral
part of these financial statements

6

OSNOVUM

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2024

See Independent Accountant's Review Report

1. Significant accounting policies:

Basis of accounting:

OsNovum's accounts are maintained on the accrual basis of accounting. Accounts receivable and accounts payable are reflected in the accompanying financial statements. The company had no accounts receivable nor accounts payable as of December 31, 2024.

Organization:

OsNovum was incorporated in Wyoming on June 9, 2020.

Company's activities and operating cycles:

The company provides a localized regenerative solution for poorly mineralized bones.

Use of estimates in preparation of financial statements:

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses, Actual results may differ from these estimates.

Cash and cash equivalents:

The company considers all short-term securities purchased with an original maturity of three months or less to be cash equivalents.

1. Significant accounting policies, continued:

   Federal income taxes:

   As of December 31, 2024, the Company had federal income taxes amounting to $0. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

   Significant accounting policies, continued:

   Concentrations:

   The Company maintains its cash balance at one financial institution. Federal Deposit Insurance Corporation (FDIC) insures accounts to a maximum $250,000. As of December 31, 2024, the company's uninsured cash balance totals $0.

   Subsequent events:

   Subsequent events were evaluated through June 11, 2025, which is the date the financial statements were available to be issued.

   Preferred stock/Additional paid in capital:

   OsNovum has issued 7,975 shares of series seed-1 preferred stock sold at a price per share of $25 and 330 shares of series seed-2 preferred stock sold at a price per share of $30 through 2021. Also, Osnovum issued 1,744 shares of preferred stock at a price per share of $40 in 2024. Thus, 10,049 shares have been issued for $.10 (10,049 x .00001 per share) and additional paid in capital amounting to 279,034.90 (7,925 x $24.99999, 330 x $29.99999 and 1,744 x 39.99999).